UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES CALL OF THE GENERAL SHAREHOLDERS’ MEETING

Medellin, Colombia, February 9, 2018

The presidency of Bancolombia S.A (“Bancolombia”) called the common shareholders to the General Shareholders Meeting, that will take place on Wednesday, March 14, 2018, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin, Colombia.

The proposed agenda for the above mentioned meeting is as follows:

1.	Quorum
2.	Reading and approval of the agenda
3.	Election of the voting commission and approval and execution of the minutes
4.	Report of the Board of Directors and the CEO
5.	Report of Corporate Governance.
6.	Report of the Audit Committee.
7.	Non-Consolidated and Consolidated Financial Statements.
8.	Report of the External Auditor.
9.	Consideration and approval of the Financial Statements and the Reports of the Board of Directors and the CEO.
10.	Proposal of the Board of Directors on Profit Distribution and provisions.
11.	Proposal for the election of the Board of Directors for the period 2018 - 2020
12.	Proposal for the appropriations and compensation of the Board of Directors.
13.	Proposal for the election of the External Auditor for the period 2018 – 2020, appropriations and compensation
14.	Proposal for donations.

As of February 21, 2018, the public information of the Bank in accordance with Colombian law will be available for the shareholders in order to exercise the right of inspection, at its headquarters located in the city of Medellin in the following address: Carrera 48 N° 26 – 85, South Tower, First Floor. The schedule that the bank has established will be from 8:00 a.m. to 12:00 noon and 2:00 p.m. to 4:00 p.m.

The shareholders may be represented at the meeting by an authorized representative with a written power of attorney, in accordance with Colombian law.

Powers of attorney cannot be granted to Bancolombia employees or to any other party directly or indirectly related with the management of Bancolombia.

JUAN CARLOS MORA URIBE

CEO

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejia
Strategy and Finance VP	Financial VP	IR Manager
Tel: (574) 4042199	Tel: (571) 4885934	Tel: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 09, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance